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Second Quarter Report
30 June 2002





                  Expertise
                  Stability
                  Teamwork
                  Focus

TO OUR SHAREHOLDERS

While we maintained our focus on building our core businesses and improving our infrastructure, economic conditions continued to challenge us in the second quarter of 2002. The weak equity markets pressured both asset-based and transaction-driven revenues, while very low interest rates continue to dampen interest earnings. Nevertheless, there are a number of positive messages in the quarter's performance: new business growth is healthy, expense control remains disciplined and, with the US listing in place, we are now able to more actively manage our capital base.

KEY SECOND QUARTER DATA:

o    US GAAP diluted earnings per share of $0.65, up from $0.10 a year ago.

o Core operating diluted earnings per share of $0.65, compared with $0.85 for second quarter 2001.

o    Global Fund Services fees up 9% to $32.2 million.

o    Non-interest income of $66.8 million, up 6% from a year ago.

o    Net interest income 13% lower at $43.9 million.

o    Total operating expenses, from core operations down 4%, to $83.9 million.

2001 second quarter diluted earnings per share on a US GAAP basis reflected a number of one-time items, principally the net cost of litigation settlement, as shown on the income summary on the back page of this report. Earnings from core operations exclude these one-time items.

Total core operating revenues for the quarter were $106.1 million, compared with $116.5 million for second quarter 2001. Non-interest income was $66.8 million, up 6% from a year ago, and represented 63% of total core operating revenues.

Global Fund Services fees, the largest component of non-interest income, were $32.2 million, compared with $29.5 million a year earlier. All geographic regions generated growth with the most notable rise in the Far East, which generated $1.6 million of the increase, driven largely by strong growth in Mandatory Provident Fund assets. New business from our target alternative fund market led to net revenue increases in New York, Dublin and Luxembourg.

Private trust fees were $7.8 million for the quarter, down 2% from the second quarter of 2001, due to weakness in client portfolio values. Investment services fees were 5% higher than the year-ago quarter at $10.6 million as a result of the continued growth of the All-Points Corporate Money Fund, partly reduced by lower execution services fees. Assets in Bank of Bermuda's range of mutual fund products totalled $6.3 billion at 30 June 2002, compared with $5.5 billion at 30 June 2001.

Foreign exchange earnings, at $10.5 million for the quarter, were 8% higher than $9.7 million for the 2001 second quarter due to higher volumes during a period of increased currency volatility. Banking services fees of $5.9 million were unchanged from a year earlier.

Net interest income for the second quarter was $43.9 million, down 13% or $6.4 million from last year as a result of reductions in both volumes and margins. Interest-earning assets averaged $9.5 billion for the June 2002 quarter, compared with $10.5 billion a year ago, mainly due to lower term liabilities in overseas offices. The net interest margin for the quarter of 1.85% was down from 1.91% in the 2001 second quarter, reflecting the impact of the extreme low interest rate environment on margins earned on the reinvestment of free and low interest-bearing balances. Second quarter 2002 interest income included a $1.1 million recovery of accumulated unaccrued interest on a non-performing loan. After excluding this recovery, the net interest margin for the quarter was 1.80%.

Realised and unrealised losses on the trading portfolio totalled $6.7 million in the June 2002 quarter and $0.9 million in the June 2001 quarter. Bank of Bermuda's trading portfolio totalled $1.3 billion at 30 June 2002. This portfolio has an average credit quality of Aaa/AAA and is managed by a third party investment manager in accordance with strict portfolio duration and quality guidelines. This portfolio holds some longer duration assets that are managed to a very short duration using interest rate swaps and futures contracts. The portfolio is accounted for on a mark-to-market basis and all changes in fair value are recognised in earnings as they occur. During the current quarter, changes in the yield curve led to higher interest income and a loss on revaluation of the related hedging instruments. Over the period since inception and year-to-date, the portfolio has produced returns in excess of its performance benchmark. Investment income for the second quarter on the available for sale portfolio was $1.7 million, compared with $4.3 million a year ago.

Operating expenses were $83.9 million, down 4% from core operating expenses a year ago of $87.8 million. Second quarter 2001 core operating expenses excluded a credit of $2.3 million relating to recovery of losses on our credit card processing business and expenses of $2.5 million relating to start-up costs on a cancelled business venture. The reduction in core operating expenses was due largely to lower consulting and legal fees compared with the year ago quarter. Bank of Bermuda continues to closely control discretionary spending while investing as necessary in key resources, most notably people and systems, needed to remain competitive.

In the June 2001 quarter, US GAAP results included a net amount of $29.5 million to reflect the cost to the Bank of the preliminary approved court settlement of the US Cash 4 Titles class action litigation. In 2002, the Bank settled the pending civil action in the Cayman Islands relating to Cash 4 Titles. As well, in the June 2002 quarter, the Bank settled an action brought in the US federal court by investors that purported to opt-out of the previously announced settlement of the US class action. The second quarter settlement was covered by amounts previously provided and there was no resulting net charge or credit in the period. As at 30 June 2002, there was no outstanding litigation relating to Cash 4 Titles involving the Bank or its subsidiaries.

During the first six months of 2002, Bank of Bermuda purchased 483,986 shares at an average price of $45.25 as part of its authorised stock buy-back programme, which permits the repurchase of up to 2.5 million shares. The 2.5 million shares represents 8.0% of average diluted shares outstanding during the quarter ended 30 June 2002. As a capital management tool, the Bank intends to continue to acquire its securities pursuant to its buy-back programme.

On 29 July 2002, the Board approved a number of minor amendments to the Rights Agreement that was entered into on 10 December 1997. These amendments have not varied the substance of the plan. Information on the amendments and a copy of the Amended and Restated Rights Agreement dated 29 July 2002 are available on request from the Corporate Secretary.



HENRY B. SMITH                                      JOSEPH C.H. JOHNSON J.P.
Chief Executive Officer                             Chairman, Board of Directors

CONSOLIDATED INCOME SUMMARY
Unaudited

                                                                  As at and for the Quarter Ended   For the Six Months Ended
                                                 Change from
                                                     30 June      30 June    31 March     30 June     30 June     30 June
(In BD$ thousands(1) except per share data)             2001         2002        2002        2001        2002        2001
--------------------------------------------------------------------------------------------------------------------------
Non-Interest Income                                     6.0%       66,825      63,726      63,067     130,551     126,554
Net Interest Income after Loan Losses                 (11.6%)      44,228      43,227      50,048      87,455     103,493
Investment and Other Income / (Loss)                 (246.3%)      (4,998)     (1,517)      3,416      (6,515)      5,161
--------------------------------------------------------------------------------------------------------------------------
TOTAL CORE OPERATING REVENUES                          (9.0%)     106,055     105,436     116,531     211,491     235,208
Core Operating Expenses                                (4.4%)      83,910      79,886      87,758     163,796     171,226
--------------------------------------------------------------------------------------------------------------------------
Core Operating Income, before Income Taxes            (23.0%)      22,145      25,550      28,773      47,695      63,982
--------------------------------------------------------------------------------------------------------------------------
Income Taxes                                            0.5%        1,760       2,175       1,751       3,935       3,760
--------------------------------------------------------------------------------------------------------------------------
CORE OPERATING INCOME, AFTER TAXES                    (24.6%)      20,385      23,375      27,022      43,760      60,222
(a) Non-Core Investment Income / (Loss)                                 -           -         891           -         891
(b) FAC                                                                 -           -       2,300           -       2,300
(c) Net Provision for Litigation                                        -       5,453     (29,500)      5,453     (29,500)
(d) Adjustments to Performance-Related Compensation                     -        (709)      4,938        (709)      4,938
(e) Restructuring Charge                                                -      (1,500)          -      (1,500)          -
(f) Cancelled Start-Up Costs                                            -           -      (2,530)          -      (4,037)
--------------------------------------------------------------------------------------------------------------------------
US GAAP NET INCOME                                    553.2%       20,385      26,619       3,121      47,004      34,814
--------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE(1)
Core Income from Operations, after Taxes              (23.5%)        0.65        0.75        0.85        1.40        1.91
(a) Non-Core Investment Income / (Loss)                                 -           -        0.03           -        0.03
(b) FAC                                                                 -           -        0.07           -        0.07
(c) Net Provision for Litigation                                        -        0.17       (0.93)       0.17       (0.93)
(d) Adjustments to Performance-Related Compensation                     -       (0.02)       0.16       (0.02)       0.16
(e) Restructuring Charge                                                -       (0.05)          -       (0.05)      (0.13)
(f) Cancelled Start-Up Costs                                            -           -       (0.08)          -           -
--------------------------------------------------------------------------------------------------------------------------
US GAAP NET INCOME                                    550.0%         0.65        0.85        0.10         1.5        1.11
--------------------------------------------------------------------------------------------------------------------------
Dividends per Common Share(1)                           8.0%         0.27        0.27        0.25        0.54        0.49
RETURN ON EQUITY(2)                                 (4.6 pts)       12.5%       14.6%       17.1%       13.6%       19.1%
--------------------------------------------------------------------------------------------------------------------------

CONDENSED CONSOLIDATED BALANCE SHEET
Unaudited

(In BD$ millions)
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and Deposits with Banks                          (19.4%)     4,013.3     4,255.1     4,976.8
Marketable Securities                                  (1.7%)     4,529.7     4,495.6     4,607.3
Loans (net)                                            10.2%      1,714.5     1,745.5     1,556.0
Other Assets                                          (25.4%)       300.7       298.1       403.2
--------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                           (8.5%)    10,558.2    10,794.3    11,543.3
--------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Customer Deposits - Demand                              2.6%      5,698.1     5,840.2     5,551.2
                  - Term                              (22.1%)     3,943.0     4,097.5     5,062.5
Other Liabilities                                     (12.3%)       263.9       207.7       301.0
Shareholders' Equity                                    3.9%        653.2       648.9       628.6
--------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity             (8.5%)    10,558.2    10,794.3    11,543.3
--------------------------------------------------------------------------------------------------------------------------

(1)  Prior period per share data have been restated to reflect the 1 for 10 stock dividend paid to shareholders of record on 31 December, 2001.
(2)  Return on average common equity has been calculated using Core Operating Income. Quarterly amounts have been annualised based on the average of quarter-end balances. The above 2001 non-core items are explained on the indicated
     pages in Bank of Bermuda's December 2001 Annual Report: (a) Pages 25 & 26; (b) Page 25; (c ) Page 28; (d) Page 28;
     (e) Redundancy costs in connection with restructuring of Cayman office; (f) Page 28

Directors and Executive Officers of the Bank hold, in aggregate, 1,530,234 of the Bank's common shares.

Executive Officers of the Bank have subscribed to 10,685 common shares under the Bank's Employee Share Purchase Plans and 64,684 restricted common shares under the Executive Share Plan. In addition, 99,063 Performance Accelerated Restricted Shares have been issued under the Executive Share Plan. A total of 2,272,303 options have been issued to Executive Officers and 95,780 to Directors at the market price of the Bank's shares on the grant dates. With the exception of the Bank's Dividend Reinvestment Plan, no further rights have been granted to any Director or Executive Officer.

FORWARD LOOKING STATEMENTS

This second quarter report may be deemed to include forward looking statements in that they do not relate strictly to historical facts. These statements often use words such as "anticipate", "expect", "intend", "believe", "prospects", "plan", "goal", "may", or other words of similar meaning. These statements may relate to our future plans, objectives and results and represent only our belief regarding these matters, which, by their very nature, are inherently uncertain and outside our control. Such forward looking statements speak only as of the date they are made and involve certain risks and uncertainties, including worldwide economic conditions; volatility and fluctuations in securities markets, foreign exchange rates, and interest rates; inflation; changes in savings rates and investment behavior; changing pension requirements in target markets; government regulations, including banking regulations; local economic conditions; and competition in the geographic and business areas in which we conduct our operations. These, and other, risks and uncertainties could cause actual results to differ materially from those indicated by forward looking statements. Bank of Bermuda's 2001 Annual Report includes additional information about factors that could affect actual results in the section entitled "Forward Looking Statements".

BANK OF BERMUDA CREDIT RATINGS


MOODY'S (March 2002)                FITCH (June 2002)
Issuer         A2                   Individual    B
Long Term      A2                   Long Term     A+
Short Term     P-1                  Short Term    F1

STANDARD & POORS (April 2002)
Long Term      A
Short Term     A-1



SHAREHOLDER INFORMATION
Inquiries should be addressed to:
Investor Relations
Bank of Bermuda
6 Front Street, Hamilton HM 11, Bermuda
Telephone: (441) 299-6851
Facsimile: (441) 299-6559
E-mail: investor_relations@bankofbermuda.com